SYMS CORP
ONE SYMS WAY
SECAUCUS, NEW JERSEY 07094

August 16, 2011

VIA EDGAR

Edwin S. Kim, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Syms Corp

Form 10-K for the Fiscal Year Ended February 27, 2010
Filed May 13, 2010

Form 10-K for the Fiscal Year Ended February 26, 2011
Filed May 13, 2011

File No. 001-08546

Dear Mr. Kim:

This letter is submitted on behalf of Syms Corp (the “Registrant”) in connection with the comment letter emailed by the Staff to the Registrant on the afternoon of August 2, 2011.  The Registrant has been working diligently on the responses to the Staff’s comments, but will not be in a position to respond by August 13, 2011. The Registrant hereby requests an extension until August 31, 2011, ten business days after the original due date.

Kindly contact the undersigned if you would like to discuss this letter.

Very truly yours,

SYMS CORP

By:	/s/Laura McCabe Brandt
Name: Laura McCabe Brandt
Title: Vice President & General Counsel

cc:	Gary Binkoski, Interim Chief Financial Officer